UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 2, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis investigational iptacopan Phase III study demonstrates clinically meaningful and highly statistically significant proteinuria reduction in patients with IgA nephropathy (IgAN)

Ad hoc announcement pursuant to Art. 53 LR

  Phase III APPLAUSE-IgAN study met its pre-specified interim analysis primary endpoint, demonstrating superiority of iptacopan vs placebo in proteinuria reduction1
  Iptacopan is an investigational, first-in-class, oral factor B inhibitor targeting the alternative pathway of the complement system2–4
  IgAN is a complement-mediated kidney disease, affects mostly young adults, and is a major cause of chronic kidney disease and kidney failure worldwide5–9
  Novartis plans to review interim results with FDA to enable a potential regulatory submission for accelerated approval; study continues with final readout (24 months) in 20254
  APPLAUSE-IgAN is the third positive Phase III trial for iptacopan and development program is ongoing across five indications; regulatory review is underway for paroxysmal nocturnal hemoglobinuria (PNH) in the US and EU10,11

Basel, October 2, 2023 — Novartis today announced positive top-line results from the pre-specified interim analysis of the Phase III APPLAUSE-IgAN study (NCT04578834) at 9 months1. Iptacopan, an investigational factor B inhibitor targeting the alternative complement pathway, demonstrated superiority versus placebo in proteinuria (protein in urine) reduction and provided a clinically meaningful and highly statistically significant proteinuria reduction on top of supportive care in patients with IgA nephropathy (IgAN), a complement-mediated disease1–4. In the study, the safety profile of iptacopan (200 mg twice daily) was consistent with previously reported data1,3,4. The study continues in a double-blind fashion to evaluate iptacopan’s ability to slow IgAN progression by measuring estimated glomerular filtration rate (eGFR) slope over 24 months – the primary endpoint at the study end with topline results expected in 20254.

“These positive data from the Phase III APPLAUSE study reinforce the potential of iptacopan to provide clinically meaningful benefit to patients with IgAN, a debilitating disease that affects mostly young adults,” said Shreeram Aradhye, M.D., President, Development and Chief Medical Officer, Novartis. “We are excited about this milestone in the development of our factor B inhibitor of the alternative complement pathway and remain focused on further advancing our portfolio of renal programs through pivotal trials.”

It is estimated that approximately 25 people per million worldwide are newly diagnosed with IgAN each year8. Up to 30% of people who have IgAN with persistent higher levels of proteinuria (≥1 g/day) may progress to kidney failure within 10 years12.

There is a need for effective, targeted therapies for IgAN that slow or prevent progression to kidney failure6,13–15. Although current supportive care and treatment can help, they don’t address a key pathogenic step in the progression of IgAN: activation of the complement system16.

Discovered and developed by Novartis, iptacopan aims to address IgAN and other complement-mediated diseases by inhibiting factor B, a protease essential to the alternative complement pathway2.

Iptacopan is under review by regulators following positive Phase III results in paroxysmal nocturnal hemoglobinuria (APPLY-PNH [NCT04558918] and APPOINT-PNH [NCT04558918])10,11. Iptacopan is also being investigated in Phase III studies for C3 glomerulopathy (APPEAR-C3G [NCT04817618]), atypical hemolytic uremic syndrome (APPELHUS [NCT04889430]) and immune complex membranoproliferative glomerulonephritis (APPARENT [NCT05755386]). With the recent acquisition of Chinook Therapeutics, the Novartis renal portfolio expands with two additional late-stage medicines in development for IgAN, complementing the existing pipeline17.

Novartis intends to submit for possible accelerated approval with the FDA in 2024.

About the study
APPLAUSE-IgAN (NCT04578834) is a Phase III multicenter, randomized, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of twice-daily oral iptacopan (200mg) in 470 adult primary IgAN patients4,18.

The two primary endpoints of the study for the interim and final analysis, respectively, are proteinuria reduction at 9 months as measured by urine protein to creatinine ratio (UPCR), and the annualized total estimated glomerular filtration rate (eGFR) slope over 24 months4,18.
At the time of final analysis, the following secondary endpoints will also be assessed: proportion of participants reaching (UPCR) <1g/g without receiving corticosteroids/immunosuppressants or other newly approved drugs or initiating new background therapy for treatment of IgAN or initiating kidney replacement therapy (KRT), time from randomization to first occurrence of composite kidney failure endpoint event (reaching either sustained ≥30% decline in eGFR relative to baseline or sustained eGFR <15 mL/min/1.73m2 or maintenance dialysis or receipt of kidney transplant or death from kidney failure), change from baseline to 9 months in the fatigue scale measured by the Functional Assessment Of Chronic Illness Therapy-Fatigue questionnaire4,18.

About IgA nephropathy (IgAN)
IgAN is a progressive, rare, complement-mediated kidney disease that mostly affects young adults2–4,7. Each year, approximately 25 people per million worldwide are newly diagnosed with IgAN8.

In IgAN, autoimmune reaction to an abnormal form of IgA results in formation of immune complexes that deposit in the kidney6,13,19–22. These immune complexes trigger an inflammatory response leading to progressive kidney damage and loss of kidney function6,13,19–22. Up to 30% of people who have IgAN with persistent higher levels of proteinuria (≥1 g/day) may progress to kidney failure within 10 years12.

There is a need for effective, targeted therapies for IgAN that slow or prevent progression to kidney failure6,13–15.

About iptacopan
Iptacopan is an oral, proximal complement inhibitor that binds factor B and inhibits the alternative complement pathway2–4.

Discovered at the Novartis Biomedical Research, iptacopan is currently in development for a range of complement-mediated diseases including paroxysmal nocturnal hemoglobinuria (PNH), immunoglobulin A nephropathy (IgAN), C3 glomerulopathy (C3G), immune complex membranoproliferative glomerulonephritis (IC-MPGN) and atypical hemolytic uremic syndrome (aHUS).

Based on disease prevalence, unmet needs and data from Phase II studies, iptacopan has received FDA Breakthrough Therapy Designation in PNH, FDA Breakthrough Therapy Designation in C3G, orphan drug designations from the FDA and EMA in PNH and C3G, EMA PRIME designation for C3G, and EMA orphan drug designation in IgAN23–26.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “will,” “may,” “expect,” “investigational,” “pipeline,” “accelerated,” “ongoing,” “estimated,” “aims,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for iptacopan, or regarding potential future revenues from iptacopan. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that iptacopan will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that iptacopan will be commercially successful in the future. In particular, our expectations regarding iptacopan could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 103,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com

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References
1. Novartis data on file.
2. Schubart A, Anderson K, Mainolfi N, et al. Small-molecule factor B inhibitor for the treatment of complement-mediated diseases. Proc Natl Acad Sci. 2019;116(16):7926-7931. doi:10.1073/pnas.1820892116
3. Barratt J, Rovin B, Zhang H, et al. POS-546 EFFICACY AND SAFETY OF IPTACOPAN IN IgA NEPHROPATHY: RESULTS OF A RANDOMIZED DOUBLE-BLIND PLACEBO-CONTROLLED PHASE 2 STUDY AT 6 MONTHS. Kidney Int Rep. 2022;7(2):S236. doi:10.1016/j.ekir.2022.01.577
4. Rizk DV, Rovin BH, Zhang H, et al. Targeting the Alternative Complement Pathway With Iptacopan to Treat IgA Nephropathy: Design and Rationale of the APPLAUSE-IgAN Study. Kidney Int Rep. 2023;8(5):968-979. doi:10.1016/j.ekir.2023.01.041
5. Lafayette RA, Kelepouris E. Immunoglobulin A Nephropathy: Advances in Understanding of Pathogenesis and Treatment. Am J Nephrol. 2018;47(Suppl. 1):43-52. doi:10.1159/000481636
6. Rizk DV, Maillard N, Julian BA, et al. The Emerging Role of Complement Proteins as a Target for Therapy of IgA Nephropathy. Front Immunol. 2019;10:504. doi:10.3389/fimmu.2019.00504
7. Lai KN, Tang SCW, Schena FP, et al. IgA nephropathy. Nat Rev Dis Primer. 2016;2(1):16001. doi:10.1038/nrdp.2016.1
8. McGrogan A, Franssen CFM, de Vries CS. The incidence of primary glomerulonephritis worldwide: a systematic review of the literature. Nephrol Dial Transplant. 2011;26(2):414-430. doi:10.1093/ndt/gfq665
9. Penfold RS, Prendecki M, McAdoo S, Tam FW. Primary IgA nephropathy: current challenges and future prospects. Int J Nephrol Renov Dis. 2018;Volume 11:137-148. doi:10.2147/IJNRD.S129227
10. Novartis Phase III APPOINT-PNH trial shows investigational oral monotherapy iptacopan improves hemoglobin to near-normal levels, leading to transfusion independence in all treatment-naïve PNH patients. Novartis. Accessed September 27, 2023. https://www.novartis.com/news/media-releases/novartis-phase-iii-appoint-pnh-trial-shows-investigational-oral-monotherapy-iptacopan-improves-hemoglobin-near-normal-levels-leading-transfusion-independence-all-treatment-naive-pnh-patients
11. Novartis presents pivotal Phase III APPLY-PNH data at ASH demonstrating investigational oral monotherapy iptacopan superiority over anti-C5. Novartis. Accessed September 27, 2023. https://www.novartis.com/news/media-releases/novartis-presents-pivotal-phase-iii-apply-pnh-data-ash-demonstrating-investigational-oral-monotherapy-iptacopan-superiority-over-anti-c5
12. Reich HN, Troyanov SAA, Scholey JW, Cattran DC. Remission of Proteinuria Improves Prognosis in IgA Nephropathy. J Am Soc Nephrol. 2007;18(12):3177-3183. doi:10.1681/ASN.2007050526
13. Rovin BH, Adler SG, Barratt J, et al. KDIGO 2021 Clinical Practice Guideline for the Management of Glomerular Diseases. Kidney Int. 2021;100(4):S1-S276. doi:10.1016/j.kint.2021.05.021
14. Ricklin D, Lambris JD. New milestones ahead in complement-targeted therapy. Semin Immunol. 2016;28(3):208-222. doi:10.1016/j.smim.2016.06.001
15. Boyd JK, Cheung CK, Molyneux K, Feehally J, Barratt J. An update on the pathogenesis and treatment of IgA nephropathy. Kidney Int. 2012;81(9):833-843. doi:10.1038/ki.2011.501
16. Cheung CK, Rajasekaran A, Barratt J, Rizk DV. An Update on the Current State of Management and Clinical Trials for IgA Nephropathy. J Clin Med. 2021;10(11):2493. doi:10.3390/jcm10112493
17. Novartis completes acquisition of Chinook Therapeutics. Novartis. Accessed September 27, 2023. https://www.novartis.com/news/media-releases/novartis-completes-acquisition-chinook-therapeutics
18. Novartis Pharmaceuticals. A Multi-Center, Randomized, Double-Blind, Placebo-Controlled, Parallel Group, Phase III Study to Evaluate the Efficacy and Safety of LNP023 in Primary IgA Nephropathy Patients. clinicaltrials.gov; 2022. Accessed September 21, 2022. https://clinicaltrials.gov/ct2/show/NCT04578834
19. Rodrigues JC, Haas M, Reich HN. IgA Nephropathy. Clin J Am Soc Nephrol. 2017;12(4):677-686. doi:10.2215/CJN.07420716
20. Medjeral-Thomas NR, O’Shaughnessy MM. Complement in IgA Nephropathy: The Role of Complement in the Pathogenesis, Diagnosis, and Future Management of IgA Nephropathy. Adv Chronic Kidney Dis. 2020;27(2):111-119. doi:10.1053/j.ackd.2019.12.004
21. Maillard N, Wyatt RJ, Julian BA, et al. Current Understanding of the Role of Complement in IgA Nephropathy. J Am Soc Nephrol. 2015;26(7):1503-1512. doi:10.1681/ASN.2014101000
22. Suzuki H, Kiryluk K, Novak J, et al. The Pathophysiology of IgA Nephropathy. J Am Soc Nephrol. 2011;22(10):1795-1803. doi:10.1681/ASN.2011050464
23. Novartis investigational oral therapy iptacopan (LNP023) receives FDA Breakthrough Therapy Designation for PNH and Rare Pediatric Disease Designation for C3G. Novartis. Accessed September 22, 2022. https://www.novartis.com/news/media-releases/novartis-investigational-oral-therapy-iptacopan-lnp023-receives-fda-breakthrough-therapy-designation-pnh-and-rare-pediatric-disease-designation-c3g
24. Novartis data on file.
25. Novartis announces European Medicines Agency (EMA) has granted orphan drug designation for iptacopan (LNP023) in IgA nephropathy (IgAN). Novartis. Accessed September 22, 2022. https://www.novartis.com/news/media-releases/novartis-announces-european-medicines-agency-ema-has-granted-orphan-drug-designation-iptacopan-lnp023-iga-nephropathy-igan
26. Novartis received European Medicines Agency (EMA) PRIME designation for iptacopan (LNP) in C3 glomerulopathy (C3G). Novartis. Accessed September 22, 2022. https://www.novartis.com/news/media-releases/novartis-received-european-medicines-agency-ema-prime-designation-iptacopan-lnp-c3-glomerulopathy-c3g

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 2, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting